UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.
or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .
Commission File Number: 0-16533
Sovereign Bancorp, Inc. Retirement Plan
(Full title of the plan)
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, PA 19102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)
Registrant’s telephone number, including
area code: (267) 256-8601
Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:
Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Item 1. Financial Statements and Exhibits
a.	Financial Statements
1.	Report of Independent Registered Public Accounting Firm.

2.	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

3.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

4.	Notes to Financial Statements.

Schedule

5.	Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
b.	Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Sovereign Bancorp, Inc. Retirement Plan
Financial Statements and Schedule
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Retirement Savings Plan Committee
Sovereign Bancorp, Inc.
     We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 23, 2008

Sovereign Bancorp, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
	Total	401(k)	Allocated ESOP	Unallocated ESOP	Total

Assets
Cash	$19,539	$69,369	$—	$—	$69,369
Investments at fair value:
Common Stock	118,220,831	142,453,189	75,149,626	70,079,777	287,682,592
Registered Investment Companies	193,800,528	152,109,731	—	—	152,109,731
Common Collective Trust	98,658,424	56,258,264	—	—	56,258,264
Money Market Funds	3,861	46,395	—	45,932	92,327
Loans to participants	8,574,819	6,626,470	—	—	6,626,470

Total investments at fair value	419,258,463	357,494,049	75,149,626	70,125,709	502,769,384
Due from brokers for securities sold	62,023	—	—	—	—

Total Assets	419,340,025	357,563,418	75,149,626	70,125,709	502,838,753

Liabilities
Due to brokers for securities purchased	—	151,011	—	—	151,011
Liability to plan sponsor for unallocated ESOP shares	—	—	—	25,966,947	25,966,947

Net assets available for benefits, reflecting all investments at fair value	$419,340,025	$357,412,407	$75,149,626	$44,158,762	$476,720,795

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(118,056)	362,262	—	—	362,262

Net assets available for benefits	$419,221,969	$357,774,669	$75,149,626	$44,158,762	$477,083,057

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Interest and dividends income	$19,125,658

Contributions:
Participants	30,654,994
Employer	17,536,487
Rollovers	13,676,083

Total contributions	61,867,564

Transfers from plan mergers	48,818,371

Total Additions	129,811,593

Deductions
Net depreciation in fair value of investments	(140,914,135)
Benefit payments	(45,283,691)
Interest expense	(875,051)
Administrative expenses	(599,804)

Total deductions	(187,672,681)

Net decrease	(57,861,088)

Net assets available for benefits at beginning of year	477,083,057

Net assets available for benefits at end of year	$419,221,969

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following brief description of the Sovereign Bancorp, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor or Sovereign). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA), as amended and the regulations of the Internal Revenue Code of 1986, as amended. Employees are eligible to participate in the 401(k) portion of the Plan once they have completed six months of service and are at least 21 years of age. Previous to May 2007, participation in the Employee Stock Ownership Plan (the ESOP) portion of the Plan required 1,000 hours of service in a twelve consecutive month period and employees had to be at least 21 years of age.

The ESOP portion of the Plan provides retirement benefits for participants and beneficiaries in the form of Sovereign common stock. Previous to May 2007, the ESOP included a leverage feature that was originally used to borrow $40,000,000 from the Sponsor and was used to purchase 6.4 million shares of the Sponsor’s common stock, adjusted to reflect stock splits and dividends declared on the Sponsor’s outstanding common stock.

As of December 31, 2006, the Plan had an outstanding loan to the Sponsor of $25,966,947 (fair value of $26,243,300). This loan was collateralized by the unallocated assets of the ESOP, which totaled $70,125,709 as of December 31, 2006. The average interest rate on the loan for the period January 1, 2007 through May 3, 2007 and the year ended December 31, 2006 was 10%.

In the first quarter of 2007, the Board of Directors through its Retirement Savings Plan Committee, decided to freeze the ESOP portion of the Plan effective in March 2007. The liability of the ESOP including unpaid interest of $26,841,998 to Sovereign was repaid on May 3, 2007 utilizing proceeds from the sale of a portion of the unallocated shares held by the ESOP. Unallocated ESOP shares in excess of those used to satisfy the Plan’s debt obligation valued at $40,702,329 were allocated to eligible participants. Additionally, all participants who were actively employed by Sovereign on May 3, 2007 became 100% vested in their ESOP account balance. Participants were permitted to reallocate a portion of their interests in the ESOP portion of the Plan to any of the Plan’s various investment options in accordance with the IRS diversification procedures. At December 31, 2007, the ESOP portion of the Plan held assets totaling $55,313,176, which included $45,791,223 of Sovereign stock. Of the total amount, participants are permitted to allocate $29,842,237 to other investment options per the Plan and IRS diversification rules. Per IRS diversification rules, the investment restriction on the remaining $25,470,939 will be lifted on March 31, 2009 for all participants who have completed three years of ESOP vesting service by December 31, 2008.

Plan Mergers

During 2007, $48,818,371 of assets were transferred into the plan as a result of the Sponsor’s previous acquisition of a financial institution that was completed in 2006.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan (continued)

Contributions

The 401(k) Plan: Participants may annually contribute up to 100% of their compensation on a pre-tax basis subject to Internal Revenue Code (IRS) limitations. Participants who have attained age 50 are eligible to make catch-up contributions, also subject to IRS limits. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock, a common collective trust, money market funds and selected registered investment companies managed by affiliates of The Charles Schwab Trust Company (the Trustee) and other investment managers. Participants may not direct any future contributions to purchase Wachovia Common Stock or Bank of America Common Stock, which were transferred or rolled over into the Plan as a result of certain prior acquisitions by Sovereign.

Sponsor matching contributions are invested in Sovereign Bancorp, Inc. Common Stock when they are initially credited to the participants’ accounts. Participants are then able to immediately direct Sponsor matching contributions to any of the Plan’s investment options.

The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes. Profit-sharing contributions are discretionary. There were no discretionary profit-sharing contributions for the Plan year ended December 31, 2007.

The ESOP: In prior years the annual contribution to the ESOP by the Sponsor was determined by the amortization schedule of the Loan Agreement between the Plan and the Sponsor. As the Plan made each payment of principal and interest, an appropriate percentage of shares were allocated to eligible employees. In 2007, there was no contribution to the ESOP by the Sponsor. However, all shares remaining in the ESOP subsequent to the repayment of the loan were allocated to all eligible participants of the ESOP based on the ESOP allocation method described herein.

Participant Accounts

The 401(k) Plan: Each eligible participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s matching contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire 401(k) account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The ESOP: Allocations were made to each eligible member who had at least 1,000 hours of service during the year and who was employed at December 31. Each participant received an allocation in the ratio that such participant’s compensation bore to the total compensation of all eligible participants multiplied by the number of shares allocated. Participants also received allocations of forfeitures of terminated participants’ nonvested accounts and related ESOP earnings.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan (continued)

Vesting in the ESOP participant account balances was based on years of service. Prior to May 3, 2007, a participant was 100% vested after 5 years of credited service. A participant with less than 5 years of credited service had no vested interest in his or her allocated ESOP account balance.

Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant’s account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1% and ranged from 4.00% to 10.00% at December 31, 2007. Principal and interest are paid ratably through biweekly payroll deductions. Participants are not permitted to borrow from their ESOP accounts.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the vested value of his or her account (mandatory for account balances less than $1,000) or have his or her account rolled over into an eligible retirement plan. The portion of a participant’s account invested in the Company’s common stock may, at the election of the participant, be distributed either in shares of the Company’s common stock or in cash.

Plan Termination

Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the common collective trusts are valued based on quoted redemption values at year end. The remainder of the Plan’s investments are stated at the aggregate fair market value which equals the quoted market price on the last business day of the plan year.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Schwab Stable Value Select Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Schwab Stable Value Select Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Schwab Stable Value Select Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Schwab Stable Value Select Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor. In 2007, administrative expenses included payments of $195,742 to parties-in-interest for services rendered related to freezing the ESOP.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

Effective January 1, 2008, the Plan will be required to adopt Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The adoption of SFAS No. 157 is not anticipated to have a material impact on the Plan.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, are as follows:

	2007	2006

Sovereign Bancorp, Inc. Common Stock *	$110,920,152	$277,489,988
Europacific Growth Fund	31,945,522		**
Schwab Stable Value Select Fund (stated at contract value)	43,872,587	28,066,569
Growth Fund of America	30,612,999		**
Schwab S&P 500 Index Select Fund	29,259,560	25,324,450
Dodge & Cox Stock Fund	52,139,878	45,836,616

*	Sovereign Bancorp, Inc. Common Stock valued at $45,791,223 and $145,229,403 at December 31, 2007 and 2006, respectively, was held by the ESOP portion of the Plan. At December 31, 2007 and 2006, $25,469,999 and $145,229,403, respectively, of Sovereign shares were restricted from diversification. The remaining balance of these assets is able to be reallocated to other investment options offered by the Plan.

**	This fund balance did not represent 5% or more of the Plan’s net assets at December 31, 2006.
During 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended
December 31, 2007

Registered investment companies	$(4,871,331)
Common stock	(139,971,255)
Common collective trust	3,928,451

$(140,914,135)

4.	Risks and Uncertainties

The Plan invests in both debt and equity investment securities. Investment securities are exposed to various risks such as interest rates, market rates and credit default risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. See Note 3 for the schedule of investments greater than 5% of Plan’s net assets.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. In January 2007, an application was made to the Internal Revenue Service for a determination that the Plan continues to be qualified in form. The Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	Transactions with Parties-In-Interest

The Plan held 9,729,838 and 10,930,330 shares of common stock of the Sponsor at December 31, 2007 and 2006, respectively. During 2007, the Plan received $3,295,896 in cash dividends from the Sponsor.

The Charles Schwab Trust Company is the trustee as defined by the Plan. Certain Plan investment options are managed by the trustee and transactions relating to these investment options qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code. Fees paid during the year by the Plan for trustee and record-keeping services were based on customary and reasonable rates for such services.

The Plan had a liability to the Plan Sponsor of $25,966,947 as of December 31, 2006 related to the ESOP, which was repaid in May 2007. Previous to its repayment, $875,051 of interest expense was recognized related to this liability in 2007.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007 and 2006
7.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$419,221,969	$477,083,057
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	118,056	(362,262)

Net assets available for benefits per the Form 5500	$419,340,025	$476,720,795

The following is a reconciliation of investment loss per the financial statements to the Form 5500:

Year ended
December 31
2007
Interest and dividends income	$19,125,658
Net depreciation in fair value of investments	(140,914,135)

Total investment loss per the financial statements	(121,788,477)
2007 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	118,056
2006 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	362,262

Total investment loss per the Form 5500	$(121,308,159)

8.	Subsequent event

Effective January 31, 2008, Sovereign employees are eligible to participate in the 401(k) portion of the Retirement Plan following 30 days of employment. Additionally, there is no longer an age requirement to join the 401(k) portion of the Retirement Plan.

Sovereign Bancorp, Inc. Retirement Plan
EIN number 23-2453088 Plan No.: 002
Schedule H, Line 4i —
Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment,
	Including Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
Lessor, or Similar Party	of Maturity Value	Cost	Value

*Schwab US Treasury Money Fund	Money Market Fund	**	$523
*Stock Liquidity Funds	Money Market Fund	**	3,338

Wachovia Corporation	Common Stock	**	2,337,968
Bank of America	Common Stock	**	4,962,711
*Sovereign Bancorp, Inc.	Common Stock (ESOP and 401(k))	**	110,920,152
Europacific Growth Fund	Registered Investment Company	**	31,945,522
BGI Bond	Registered Investment Company	**	17,085,169
GE U.S. Equity Fund	Registered Investment Company	**	17,701,414
Goldman Sachs Small Cap Equity	Registered Investment Company	**	7,263,527
Growth Fund of America	Registered Investment Company	**	30,612,999
TWC Galileo Value Fund	Registered Investment Company	**	7,792,459
*Schwab S&P 500 Index Select Fund	Registered Investment Company	**	29,259,560
Dodge & Cox Stock Fund	Registered Investment Company	**	52,139,878

*Schwab Stable Value Select Fund	Common Collective Trust	**	43,872,587
*Schwab Retirement Money Fund 2010	Common Collective Trust	**	13,833,819
*Schwab Retirement Money Fund 2020	Common Collective Trust	**	20,289,033
*Schwab Retirement Money Fund 2030	Common Collective Trust	**	11,492,174
*Schwab Retirement Money Fund 2040	Common Collective Trust	**	5,991,419
*Schwab Retirement Money Fund Inc	Common Collective Trust	**	3,179,392

*Participant loans	Interest rates ranging from 4.00% to 10.00%	**	8,574,819

			$419,258,463

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee of the Sovereign Bancorp, Inc. Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. RETIREMENT PLAN
Date: June 25, 2008	By	/s/ Thomas J. McAuliffe
Thomas J. McAuliffe,
Executive Vice President of Human Resources

Exhibit Index

Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm